                                                                 Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                           (Dollars in Millions)
                                (Unaudited)


                                     Six Months
                                       Ended          Year Ended December 31,
                                      6/30/01    2000     1999     1998    1997    1996

Earnings available for fixed charges
 Net income                            $  810   $  979   $1,024   $  703   $105   $  584
 Less:
   Undistributed earnings and
    losses of less than 50%
    owned affiliates                      (22)      20      (12)     (44)   (89)     (39)
   Capitalized interest of
    nonregulated companies                (25)     (44)     (61)     (66)   (16)     (10)
 Add:
   Fixed charges(a)                       582    1,184      948      809    674      454
   Minority interest                       70      154      135       77     80       75
   Income tax expense                     282      478      137      204    (65)     297
     Total                             $1,697   $2,771   $2,171   $1,683   $689   $1,361

Fixed Charges
 Interest expense(a)                   $  552   $1,136   $  900   $  760   $624   $  404
 Rental expense representative
  of interest factor                       30       48       48       49     50       50
     Total                             $  582   $1,184     $948   $  809   $674   $  454

Ratio of earnings to fixed charges       2.92     2.34     2.29     2.08   1.02     3.00

(1) Amounts exclude costs incurred on sales of accounts receivables.
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